

K9
3/17

06002814

SECUR~~ITIES AND EXCHANGE~~ ...MISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



8-44856

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                          MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Barrett & Company   *Inc*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Weybosset Street
(No. and Street)

Providence                            RI                      02903
          (City)                          (State)                 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson G. Saville                                (401)351-1000
                                                     (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
                                (Name - *if individual, state last, first, middle name*)

40 Westminster Street        Providence        RI            02903
    (Address)               (City)             (State)                   (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

\* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*
*must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Wilson G. Saville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett & Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

-3-

# BARRETT & COMPANY

## STATEMENTS OF FINANCIAL CONDITION
### December 31, 2005 and 2004

| ASSETS | | 2005 | | 2004 |
|---|---|---|---|---|
| Cash | $ | 168,521 | $ | 162,041 |
| Receivables from clearing organizations | | 82,806 | | 95,149 |
| Securities owned, at market value | | 58,177 | | 87,393 |
| Securities owned, not readily marketable, at estimated fair value | | 3,300 | | 3,300 |
| Memberships in exchanges, at cost | | 350 | | 350 |
| Furniture and office equipment, at cost, less accumulated depreciation of $168,974 and $154,509 at December 31, 2005 and 2004, respectively | | 60,703 | | 67,492 |
| Other assets | | 2,433 | | 1,273 |
| | $ | 376,290 | $ | 416,998 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| LIABILITIES | | | | |
|---|---|---|---|---|
| Securities sold, but not yet purchased, at market value | $ | 9,031 | $ | 35,315 |
| Accounts payable and accrued expenses | | 61,573 | | 73,376 |
| | | 70,604 | | 108,691 |

| STOCKHOLDERS' EQUITY | | | | |
|---|---|---|---|---|
| Common stock, no par value, 1,000 shares authorized, 269 shares issued and outstanding | | 275,000 | | 275,000 |
| Additional paid-in capital | | 278,386 | | 278,386 |
| Retained deficit | | (247,700) | | (245,079) |
| | | 305,686 | | 308,307 |
| | $ | 376,290 | $ | 416,998 |

See Notes to Financial Statements

-4-

# BARRETT & COMPANY

## STATEMENTS OF INCOME
### Years Ended December 31, 2005 and 2004

|  | 2005 | 2004 |
|---|---|---|
| **REVENUES** |  |  |
| Commissions | $ 1,873,013 | $ 1,835,292 |
| Gain on firm's securities trading accounts | 1,807,918 | 3,151,976 |
| Profits from underwriting and selling groups | 23,385 | 181,733 |
| Margin interest | 94,012 | 37,606 |
| Other revenue | 155,365 | 141,438 |
|  | 3,953,693 | 5,348,045 |
|  |  |  |
| **EXPENSES** |  |  |
| Stockholder officers' compensation and benefits | 587,163 | 1,048,786 |
| Employee compensation and benefits | 2,412,562 | 3,293,498 |
| Commissions and floor brokerage | 17,077 | 4,290 |
| Clearance charges paid to nonbrokers | 287,731 | 301,681 |
| Communications | 189,952 | 194,989 |
| Occupancy and equipment costs | 183,597 | 180,280 |
| Nonrecurring charges | 950 | 376 |
| Regulatory fees and expenses | 25,764 | 24,946 |
| Taxes, other than income taxes | 123,848 | 150,993 |
| Other operating expenses | 127,670 | 147,984 |
|  | 3,956,314 | 5,347,823 |
| **NET INCOME (LOSS)** | $ (2,621) | $ 222 |

See Notes to Financial Statements

# BARRETT & COMPANY

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### Years Ended December 31, 2005 and 2004

|  | Common Stock | | Additional Paid-in Capital | Retained Earnings (Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|---|
|  | Shares | Amount | | | |
| Balances at January 1, 2005 | 269 | $ 275,000 | $ 278,386 | $ (245,079) | $ 308,307 |
| Net loss | - | - | - | (2,621) | (2,621) |
| Balances at December 31, 2005 | 269 | $ 275,000 | $ 278,386 | $ (247,700) | $ 305,686 |
| Balances at January 1, 2004 | 269 | $ 275,000 | $ 278,386 | $ (245,301) | $ 308,085 |
| Net income | - | - | - | 222 | 222 |
| Balances at December 31, 2004 | 269 | $ 275,000 | $ 278,386 | $ (245,079) | $ 308,307 |

See Notes to Financial Statements

## BARRETT & COMPANY

## STATEMENTS OF CASH FLOWS
### Years Ended December 31, 2005 and 2004

|  | 2005 | 2004 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ (2,621) | $ 222 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation | 14,465 | 12,464 |
| Change in assets and liabilities: | | |
| (Increase) decrease in: | | |
| Receivables from clearing organizations | 12,343 | 5,797 |
| Securities owned, at market value | 29,216 | (28,939) |
| Other assets | (1,160) | 1,065 |
| Increase (decrease) in: | | |
| Securities sold, but not yet purchased, at market value | (26,284) | 24,795 |
| Accounts payable and accrued expenses | (11,803) | (62,317) |
| Net cash provided by (used in) operating activities | 14,156 | (46,913) |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITY** | | |
| Capital expenditures | (7,676) | (29,258) |
| Net cash used in investing activity | (7,676) | (29,258) |
| | | |
| Net increase (decrease) in cash | 6,480 | (76,171) |
| | | |
| **CASH** | | |
| Beginning | 162,041 | 238,212 |
| Ending | $ 168,521 | $ 162,041 |

## BARRETT & COMPANY

## NOTES TO FINANCIAL STATEMENTS
### December 31, 2005 and 2004

### Note 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition:   Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis as required by generally accepted accounting principles is not material to these financial statements.

Marketable investment securities:  Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Income taxes:  The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

Property, equipment and depreciation:   Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. The depreciation expense and accumulated depreciation for the year ended December 31, 2005 were $14,465 and $168,974, respectively, and for the year ended December 31, 2004, $12,464 and $154,509, respectively.

Use of estimates:   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## BARRETT & COMPANY

## NOTES TO FINANCIAL STATEMENTS
### December 31, 2005 and 2004

**Note 2.  CASH**

The Company maintains its cash accounts in one commercial bank.  At times, the amount in the accounts may exceed federally insured limits.  The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.  The amount on deposit at December 31, 2005 exceeded the insurance limits by approximately $114,000.

**Note 3.  NFS AGREEMENT**

Barrett & Company has an agreement with National Financial Services, LLC (NFS).  Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers which are introduced by the Company and accepted by NFS.  NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the NASD and SEC guidelines for record retention.  NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it.  NFS prepares and sends to customers monthly or quarterly statements of account.  Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account.  The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error.  NFS charges the Company for clearing services.  NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions.  This agreement between the two parties can be terminated by giving ninety days prior written notice to the other party.

The Company carries its receivable from NFS at cost.  If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission.  Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt.  The Company has deemed an allowance for such a loss as unnecessary, since historically these losses have been minimal and immaterial.

**Note 4.  OPERATING LEASES**

The Company leases office space in Providence, Rhode Island and certain office equipment under operating lease agreements.  The Providence office space is leased from a related party (See Note 8). The various leases expire through June 2007.  Total lease expense for the years ended December 31, 2005 and 2004 was $130,657 and $131,651, respectively.

At December 31, 2005, future minimum lease payments for the office space and equipment were as follows:

Years ending December 31

|  |  |  |
|---|---|---|
| 2006 | $ | 128,782 |
| 2007 | | 31,922 |
| | $ | 160,704 |

BARRETT & COMPANY

## NOTES TO FINANCIAL STATEMENTS
### December 31, 2005 and 2004

**Note 5.** <u>CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS</u>

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

**Note 6.** <u>NET CAPITAL REQUIREMENT</u>

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and net capital requirements of approximately $233,320 and $100,000, respectively. At December 31, 2004, the Company had net capital and net capital requirements of approximately $214,936 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2005 and 2004 were .26 to 1 and .34 to 1, respectively.

**Note 7.** <u>STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5</u>

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2005 and 2004.

**Note 8.** <u>RELATED PARTY TRANSACTIONS</u>

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The partnership is owned by two stockholders of the Company and a stockholder's son. The space is leased under a noncancelable lease that expires in February, 2008. Rent expense related to the lease amounted to $108,000 for both years ended December 31, 2005 and 2004.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. Shareholders of the Company have pledged certain personally owned marketable securities to fulfill this obligation.

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 9.   PENSION PLAN

The Company has a noncontributory 401(k) plan. The Plan's assets are held by National Financial Services, LLC (NFS).

Note 10.   OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully-disclosed basis with National Financial Service, LLC (NFS). NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

## BARRETT & COMPANY

## SCHEDULE I

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

|  | | 2005 | | 2004 |
|---|---|---|---|---|
| AGGREGATE INDEBTEDNESS | | | | |
| Other accrued expenses | $ | 61,573 | $ | 73,376 |
| Total aggregate indebtedness | $ | 61,573 | $ | 73,376 |
| | | | | |
| Minimum required net capital | $ | 100,000 | $ | 100,000 |
| | | | | |
| NET CAPITAL | | | | |
| Stockholders' equity | $ | 305,686 | $ | 308,307 |
| Deductions: | | | | |
| Exchange memberships | | 350 | | 350 |
| Furniture and office equipment, net of accumulated | | | | |
| depreciation | | 60,703 | | 67,492 |
| Other assets | | 713 | | 1,273 |
| Securities owned, not readily marketable, | | | | |
| at estimated fair value | | 3,300 | | 3,300 |
| Haircuts on securities owned | | 7,300 | | 20,956 |
| Net capital | | 233,320 | | 214,936 |
| | | | | |
| Minimum required net capital | | 100,000 | | 100,000 |
| Capital in excess of minimum requirement | $ | 133,320 | $ | 114,936 |
| | | | | |
| Ratio of aggregate indebtedness to net capital | | 0.26 to 1 | | 0.34 to 1 |

**BARRETT & COMPANY**

**SCHEDULE II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004**

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

# BARRETT & COMPANY

## SCHEDULE IV

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
### December 31, 2005 and 2004

SEGREGATION REQUIREMENTS                                        N/A

FUNDS ON DEPOSIT IN SEGREGATION                                 N/A



# TO THE BOARD OF DIRECTORS

# BARRETT & COMPANY

# DECEMBER 31, 2005



# BATCHELOR
# FRECHETTE
# McCRORY
# MICHAEL & CO.

PAUL D. FRECHETTE

EDWARD F. McCRORY

DAVID P. MICHAEL

JEAN SAYLOR

GEORGE F. WARNER

JOSEPH H. CONLEY

CERTIFIED PUBLIC ACCOUNTANTS

BUSINESS CONSULTANTS

To the Board of Directors
Barrett & Company
Providence, Rhode Island

In planning and performing our audits of the financial statements of Barrett & Company for the years ended December 31, 2005 and 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Barrett & Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications and comparisons;

2.  Recordation of differences required by rule 17a-13;

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3 that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

*Batchelor Frechette,
McCrory, Michael & Co.*

Providence, Rhode Island
January 20, 2006